Exhibit 99.1

    AMEN Properties Announces Third Quarter 2005 Financial Results

    MIDLAND, Texas--(BUSINESS WIRE)--March 28, 2006--AMEN Properties, Inc. (NASDAQ: AMEN) with headquarters in Midland, TX today announced the results for the year ending December 31, 2005.

    About AMEN Properties, Inc.

    AMEN Properties, Inc., (the "Company") is a real estate and energy company engaged in owning and managing real estate, oil and gas royalties, and energy related business properties. The Company is a holding company and conducts its operations through AMEN Delaware, LP ("Delaware"); AMEN Minerals, LP ("Minerals") and W Power and Light, LP ("W Power"), each being a wholly owned subsidiary of the Company. The Company owns its present real estate holdings through Delaware. Delaware owns an approximate 71.35% limited interest in TCTB Partners, Ltd., which currently owns two commercial office buildings in Midland, Texas. The Company's present oil and gas royalty holdings are through Minerals, which owns two oil and gas royalty properties. In July 2004, the Company entered the retail electricity market as a retail electric provider serving both retail and wholesale customers within the state of Texas through W Power.
    W Power did not attain its market share benchmark as previously expected by management. This was due to W Power intentionally limiting its acquisition of customers during 2005. Unforeseen levels of wholesale electricity and natural gas price escalation and volatility created a marketplace which made customer acquisition both difficult and unprofitable for W Power. A number of events contributed to the price volatility. These include an extended period of above-average summer and fall temperatures, record-breaking electricity demand and consumption across Texas, a shortage of electric generating capacity, two significant hurricanes which disrupted natural gas production and transportation, and a series of geopolitical events affecting energy markets. While some of these events were extraordinary, we are concerned that a longer lasting structural change in the Texas wholesale electricity market may have occurred due to reduced generating capacity reserve margins. If so, W Power will continue to see high price volatility in this market even with sharp declines in natural gas prices. W Power may have difficulty in maintaining gross profit margins sufficient to offset the increased price volatility. However, given the fact that W Power faced significant market conditions mentioned above during its first year of operations, W Power was able to show positive earnings for the month of December 2005. We believe W Power will need to continue its conservative growth strategy and focus on growing its customer base in a deliberate manner with segments where relatively larger gross margins are available, rather than top line revenue and market share.
    W Power will also be challenged by higher commodity energy prices which increase the amount of capital requirements to hedge forward its electricity requirements using the Company's available cash and credit facilities. Additionally, contracting with customers for longer terms at current prices increase the risk associated with bad debt, particularly if prices were to decline sharply.
    We continue to believe the largest risks facing W Power are managing its growth wisely and maintaining sufficient credit availability to support that growth. Even with continued deliberate limiting of its growth, the Company's business model leads management to expect earnings from operations, before income tax, depreciation and amortization, to be positive for 2006.

    Overview

    For the year ended December 31, 2005, the Company showed a net loss of $704,562 or $.32 per share as compared to net income of $801,255, or $.36 per share for the same period ended December 31, 2004, for a change of approximately $1,506,000. This change is primarily due to the Company's distribution and simultaneous sale of its undivided interest in a commercial real estate building in Lubbock, Texas on December 31, 2004. This transaction resulted in a gain of approximately $905,100 and a reclassification of approximately $394,000 from operating income to income from a discontinued business component for the year ending December 31, 2004. The remaining portion of the net loss is related to the Company entering into the retail electricity market in Texas through its newly formed wholly owned subsidiary W Power. W Power began commercial operations on January 1, 2005 and showed a net loss of approximately $351,000 for the year ending December 31, 2005.

    Revenues

    The Company's consolidated revenues were $10,180,892 for the period ending December 31, 2005, compared to $2,461,629 for the period ending December 31, 2004. This significant increase was due primarily to W Power's start of commercial operations on January 1, 2005. For the period ending December 31, 2005, W Power had total revenues of approximately $7,172,000.
    The Company's rental revenue from TCTB increased for the period ending December 31, 2005 over the same period ending December 31, 2004 by approximately $ 547,000. The increase is mainly due to the Company reporting a full year of rental revenue for a twelve floor multi-tenant office building in Midland, Texas acquired on July 30, 2004. Additionally, during the third quarter of 2005 management of TCTB began to pass through the incremental increase of building operating expenses for the Bank of America Tower. This pass through of expenses resulted in an increase of revenue of approximately $302,000.

    Operating expenses

    Total operating expenses for the period ending December 31, 2005 and 2004 were $10,182,561 and $2,342,083, respectively. The increase of approximately $7,841,000 in operating expense is mainly related to W Power's cost of goods and services, mainly the purchase of wholesale electricity, of approximately $6,924,000 and an increase in general and administrative costs of approximately $434,000, mainly associated with W Power. Additionally, the Company experienced an increase in the building operating expenses due to the Company reporting a full year of building operations for a twelve floor multi-tenant office building in Midland, Texas acquired on July 30, 2004 and an increase of the building utilities due to the rising costs of energy.
    W Power's cost of goods and services were approximately $6,924,000 or 96.5% of retail electricity sales for the period ended December 31, 2005. W Power's gross profit was approximately $248,000 or 3.5% of retail electricity sales for the period ending December 31, 2005. Due to W Power not being in operations during the period ended December 31, 2004 comparative information is not available.
    Rental property operations and depreciation expense experienced an increase of approximately $552,000 and $87,000, respectively, for the year ended December 31, 2005 as compared to the year ended December 31, 2004. The increase in the property operations is attributable to the Company experiencing an increase of approximately 189% in utility expense due to the rising cost of energy during the year ended December 31, 2005. The increase in depreciation of approximately $87,000 is due to a full year of depreciation expense for the twelve floor multi-tenant office building in Midland, Texas acquired on July 30, 2004 and the Company incurring approximately $420,000 in additional depreciable capital improvements during the year ended December 31, 2005, primarily tenant improvements.
    For the year ended December 31, 2005 general and administrative costs increased approximately $434,000 as compared to the year ended December 31, 2004. This increase is primarily associated with payroll and data processing expense associated with W Power due to W Power beginning operations on January 1, 2005.

    Other (expense) income

    For the year ended December 31, 2005 as compared to the year ended December 31, 2004 the Company incurred an increase of approximately $(111,000) in other (expense) income. The increase is mainly related to the Company impairing a note receivable for approximately $186,000. During the fourth quarter of 2005 the Company entered into an agreement for a proposed settlement offer by Blue Hill Media, Inc. on a certain note receivable. The agreement resulted in the Company impairing the note receivable and subsequently receiving $50,000 in February 2006 for the cancellation of the note. Additionally, the Company received $59,000 more in interest income for the year ending December 31, 2005 as compared to the same period ending December 31, 2004. This increase in interest income is mainly due to the interest income the Company received on the $2,100,000 certificate of deposit with Wells Fargo Bank, N.A. This certificate of deposit is pledged by TCTB to the Bank as additional collateral for the Bank's agreement to release its lien on the commercial real estate building in Lubbock, Texas in order for TCTB to distribute and sell the Lubbock Building on December 31, 2004.

                AMEN Properties, Inc. and Subsidiaries
                 CONSOLIDATED STATEMENTS OF OPERATIONS
                       Years Ended December 31,

                                                  2005        2004
                                               ----------- -----------

Operating revenue
  Rental revenue                              $ 3,008,669   2,461,629
  Retail electricity revenue                    7,172,223           -
                                               ----------- -----------
     Total operating revenue                   10,180,892   2,461,629
                                               ----------- -----------

Operating expense
  Cost of goods and services                    6,923,619           -
  Rental property operations                    1,941,620   1,389,276
  General and administrative                      929,653     495,624
  Depreciation, amortization and depletion        387,669     300,342
  Start-up expenses (note A17)                          -     156,841
                                              ------------ -----------
     Total operating expenses                  10,182,561   2,342,083
                                               ----------- -----------

(Loss) income from operations                      (1,669)    119,546
                                               ----------- -----------

Other (expense) income
  Interest income                                  71,017      11,946
  Interest expense                              (552,567 )  (579,487 )
  Loss on sale of investment                            -       (509 )
  Impairment of note receivable                 (186,555 )          -
  Other income                                     56,553      67,845
                                               ----------- -----------
     Total other (expense) income               (611,552 )  (500,205 )
                                               ----------- -----------

Loss from continuing operations before income
 taxes and
  minority interest                             (613,221 )  (380,659 )

Income taxes (notes A11 and J)                          -           -
Minority interest                                 (91,341)  (117,331 )
                                               ----------- -----------
         Net loss from continuing operations    (704,562 )  (497,990 )
                                               ----------- -----------

Net income from discontinued business
 component (note K)                                     -     394,127
Gain on sale of assets of discontinued
 business component (note K)                            -     905,118
                                              ------------ -----------

         Net income from business component             -   1,299,245
                                              ------------ -----------

         NET (LOSS) INCOME                    $ (704,562 )    801,255
                                               =========== ===========

Net income (loss) per common share (basic)
     Net loss from continuing operations      $      (.32)      (.23 )
     Net income from discontinued business
      component                                         -         .18
     Gain on sale of discontinued business
      component                                         -         .41
                                              ------------ -----------
       Net (loss) income                      $      (.32)        .36
                                               =========== ===========

Net income (loss) per common share (diluted)
     Net loss from continuing operations      $      (.32)      (.16 )
     Net income from discontinued business
      component                                         -         .13
     Gain on sale of discontinued business
      component                                         -         .29
                                              ------------ -----------
       Net (loss) income                      $      (.32)        .26
                                               =========== ===========

Weighted average number of common shares
 outstanding - basic                            2,203,073   2,201,356
Weighted average number of common shares
 outstanding - diluted                          2,203,073   3,051,120

    CONTACT: AMEN Properties, Inc.
             John James, 432-684-3821